SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

06 October, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1.    Transaction in Own Shares announcement made on 02 September 2008
Enclosure 2.     Director/PDMR Shareholding announcement made on 05 September 2008

Enclosure 3.     Listing Rule 9.6.14 - additional directorship announcement made on 08 September 2008

Enclosure 4.    Transaction in Own Shares announcement made on 09 September 2008

Enclosure 5     Transaction in Own Shares announcement made on 16 September 2008

Enclosure 6.    Director/PDMR Shareholding announcement made on 16 September 2008

Enclosure 7.    Director/PDMR Shareholding announcement made on 22 September 2008

Enclosure 8.    Director/PDMR Shareholding announcement made on 22 September 2008

Enclosure 9.    Transaction in Own Shares announcement made on 23 September 2008

Enclosure 10.  Transaction in Own Shares announcement made on 30 September 2008

Enclosure 11.  Total Voting Rights announcement made on 30 September 2008

Enclosure 1.

Tuesday 2

September
2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 278,251 ordinary shares at prices between a minimum price of 146 pence per share and a maximum price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 410,350,808 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,740,876,221.

The above figure (7,740,876,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.
= ends =

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
PATRICIA HEWITT
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
PATRICIA HEWITT
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
P
URCHASE OF
2
,
830

ORDINARY
SHARES BY
PARTICIA HEWITT
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
PATRICIA HEWITT
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
2
,
830
 ORDINARY
SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£
1
.
7526
14. Date and place of transaction
3
 SEPTEMBER
200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
PATRICIA HEWITT
PERSONAL HOLDING: SHARES -
2,
830

1
6. Date issuer informed of transaction
s
5 SEPTEMBER

200
8
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
5 SEPTEMBER
200
8
END

Enclosure 3

BT Group plc

8 September 2008

Notification under Listing Rule 9.6.14
Details of an additional directorship held by a current director.

1.	Carl Symon is a current non-e xecutive d irector of BT Group plc;

2.	With effect from 05 September 2008, Carl Symon retired as Chairman and Director of HMV Group plc.

Contact for queries:
Name: Graeme Wheatley
Address: pp A9, BT Centre, 81 Newgate St, EC1A 7AJ

Date of Notification: 8 September 2008

= ends =

Enclosure 4

Tuesday 9 September 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 417,496 ordinary shares at a minimum price of 146 pence per share and a maximum price of 233 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 409,933,312 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,741,293,717.

The above figure (7,741,293,717) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Tuesday 16 September 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 320,662 ordinary shares at a minimum price of 146 pence per share and a maximum price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 409,612,650 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,741,614,379.

The above figure (7,741,614,379) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
GAVIN PATTERSON

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE
.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
8 State the nature of the transaction
REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
ALL SHARES ARE HELD IN THE NAME OF
HALIFAX
 CORPORATE TRUSTEES LIMITED
:

SIR MICHAEL RAKE -
70
 SHARES
IAN LIVINGSTON - 1
71
 SHARE
S
HANIF LALANI - 383 SHARES
GAVIN PATTERSON - 239 SHARES

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
174.26
 pence
14. Date and place of transaction
1
5

SEPTEMBER
200
8
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING:
41
,
493
 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,797 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
659
,
454
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
473
,
914
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
1,851,309
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,250 SHARES.

HANIF LALANI
PERSONAL HOLDING:
190
,674
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 362,306 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,137,785 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING:
252,556
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 2
08
,
409
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
889
,
377
 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SH
ARES.

16. Date issuer informed of transaction
1
6

FEBRUARY
 200
8
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356 4086
Name and signature of duly authorised officer of
issuer
 responsible for making n
16
otification
GRAEME WHEATLEY
Date of notification
1
6
S
E
PTEMBER
200
8
END

Enclosure 7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
FRANCOIS BARRAULT
SALLY DAVIS
HANIF LALANI
ROEL LOUWHOFF
GAVIN PATTERSON
AL-NOOR RAMJI
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (
JERSEY
) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (
JERSEY
) LIMITED
8 State the nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IA
N LIVINGSTON -
BT GROUP DEFERRED BONUS PLAN
 2006
:
8,936
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
7,416
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
11,826
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
14,895 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
20,494 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
74,694 SHARE
S

FRANCOIS BARRAULT
BT GROUP DEFERRED BONUS PLAN
 2006
:
5744
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
4,033
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
9,428
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
12,237 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
14,937 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
45,042 SHARE
S
BT GROUP RETENTION SHARE PLAN 2007: 10,099 SHARES

SALLY DAVIS
BT GROUP DEFERRED BONUS PLAN
 2006
:
3,734
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
3,616
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
5,543
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
6,128 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
4,215 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
11,716 SHARE
S

HANIF LALANI -
BT GROUP DEFERRED BONUS PLAN
 2006
:
6,809
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
6,498
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
8,236
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
11,348
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
13,467
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
42,839
SHARE
S

ROEL LOUWHOFF
BT GROUP DEFERRED BONUS PLAN
 2006
:
2,883
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
2,571
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
7,862
SHARES
BT GROUP INCENTIVE SHARE PLAN
 2006
:
6,990
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
15,933
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
14,645
SHARE
S
BT GROUP RETENTION SHARE PLAN 2007:
7,966
SHARES

GAVIN PATTERSON
BT GROUP DEFERRED BONUS PLAN
 2006
:
4,495
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
3,071
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
4,826
SHARES
BT GROUP INCENTIVE SHARE PLAN
 2006
:
9,589
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
6,680
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
36,614
SHARE
S

AL-NOOR RAMJI
BT GROUP DEFERRED BONUS PLAN
 2006
:
4,636
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
3,612
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
5,896
SHARES
BT GROUP INCENTIVE SHARE PLAN
 2006
:
10,639
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
14
,
638

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:
12,302
SHARE
S
BT GROUP RETENTION SHARE PLAN 2007:
7,807
SHARES

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
174.90

pence
14. Date and place of transaction
1
9

SEPTEMBER
200
8
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING:
659,454
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
159,232
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
132,138
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
210,722
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

265,3
6
0
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

365,151
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

1,330,851
SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
6250
 SHARES

FRANCOIS BARRAULT
PERSONAL HOLDING
:
525,811
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
102,346
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
71,865
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
167,987
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

218,040
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

266,145
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

802,528
SHARES

BT GROUP RETENTION SHARE PLAN
 2007:

179,950
 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
362500
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
3
,606
 SHARES.

SALLY DAVIS
PERSONAL HOLDING
:
109,331
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN
 2006
:
66,534
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
64,434
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
98,776
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

109,188
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

75,114
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

208,760
SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343,732
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
11
,
198
 SHARES.

HANIF LALANI
PERSONAL HOLDING:
190,674
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
 121,319
 SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
115,777
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
146,753
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

202,201
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

239,956
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

763,282
SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8
,
994
SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
137,946
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
51,382
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
45,813
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
140,084
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

124,543
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

283,887
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

260950
SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
1
41,942
SHARES

GAVIN PATTERSON
PERSONAL HOLDING
:
252,556
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
80,089
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
54,720
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
85,992
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

170,860
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

119,023
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

652,377
SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
 SHARES

AL-NOOR RAMJI
PERSONAL HOLDING
:
321,111
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
82,609
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
64,364
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
105,058
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

189,563
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

260,820
SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

219,198
SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
139,104
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
 SHARES

16. Date issuer informed of transaction
1
9 SEPTEMBER 2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
Graeme Wheatley
 - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
22 SEPTEMBER 2008
END

Enclosure 8
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
QUILPEP NOMINEES LTD
 -
 DESIGNATION A
8
.
State the nature of the transaction
PURCHASE OF SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
12
,
0
00
 ORDINARY SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
166.295
P PER SHARE
14. Date and place of transaction
1
9

SEPTEMBER
2008
, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
53
,
493
 ORDINARY SHARES
16. Date issuer informed of transaction
22
 MAY 2008

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
GRAEME WHEATLEY - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
22 SEPTEMBER 2008

END

Enclosure 9

Tuesday 23
 September 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 548,983 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 409,063,667 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,163,362.

The above figure (7,742,163,362) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Tuesday
3
0
 September 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 208,347 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 408,855,320 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,371,709.

The above figure (7,742,371,709) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

Tuesday 30 September 2008

BT GROUP PLC

TOTAL VOTING RIGHTS – MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,855,320 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,371,709.

The above figure (7,742,371,709) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA’s Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date    06 October, 2008